
02003320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-52993


MAR 0 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 10, 2000 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LEUMI INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

562 5th Avenue 7th FL
(No. and Street)

New York	NY	10036-4802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Mauro — 917-542-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Nancy Eiden and Anthony Mauro, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Leumi Investment Services Inc. (the "Company") for the period August 10, 2000 (Date of Formation) to December 31, 2001 are true and correct. We further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy Eiden 2/8/02

Signature Date

President

Title

Anthony Mauro 2/8/02

Signature Date

Controller

Title

Notary Public

RACHEL SCHLENKER
NOTARY PUBLIC, State of New York
No. 01SC6041763
Qualified in New York County
Commission Expires May 15, 2002

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Leumi Investment Services Inc.

We have audited the accompanying balance sheet of Leumi Investment Services Inc. (the "Company"), a wholly-owned subsidiary of Bank Leumi USA, as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Leumi Investment Services Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 8, 2002

LEUMI INVESTMENT SERVICES INC.
(A wholly-owned subsidiary of Bank Leumi USA)

BALANCE SHEET
DECEMBER 31, 2001

ASSETS	
Cash	$ 751,256
Deposit with clearing organization	101,262
Securities owned	799,750
Accounts receivable from clearing organization	94,923
Premises and equipment - less accumulated depreciation of $340	242,796
Deferred taxes	223,300
Receivable from Parent	142,663
TOTAL ASSETS	$2,355,950
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 42,621
Payable to Parent	49,752
Other liabilities	4,500
Total liabilities	96,873
SHAREHOLDER'S EQUITY:	
Common stock - $1.00 par value; authorized, 100 shares, outstanding 10 shares	10
Additional paid-in capital	2,696,452
Retained earnings	(437,385)
Total shareholder's equity	2,259,077
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,355,950

See notes to balance sheet.

LEUMI INVESTMENT SERVICES INC.
(A wholly-owned subsidiary of Bank Leumi USA)

NOTES TO FINANCIAL STATEMENTS
PERIOD ENDED DECEMBER 31, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Leumi Investment Services Inc. (the "Company") is a wholly-owned subsidiary of Bank Leumi USA (the "Parent"), which is a subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a wholly-owned subsidiary of Bank Leumi Le-Israel B.M. (the "Bank"), a banking corporation organized in Israel, with subsidiaries and affiliates throughout the world. The Company was formed on August 10, 2000 and provides brokerage services to the Bank's individual and institutional customers located throughout the world.

The Company became a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") effective May 1, 2001 and is a member of the National Association of Securities Dealers (the "NASD"). All securities are cleared through another broker-dealer on a fully disclosed basis.

The following is a summary of the significant accounting policies:

a. *Use of Estimates* - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results could differ from such estimates. Significant accounting estimates include estimates for useful lives of equipment and office facilities, fair value of financial instruments and the realization of deferred tax assets.

b. *Income Taxes* - The Company's results of operations are included in the consolidated U.S. Federal income tax return of BLL Corp. and uses the asset and liability method, at currently enacted rates, in providing income tax expense. Federal income taxes are calculated as if the Company filed its income tax return on a separate-company basis. State and local income tax returns are prepared on a separate-return basis.

   Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amounts in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

c. *Depreciation and Amortization* - Bank buildings, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets or the lease term, if shorter.

2. SECURITIES OWNED

As of December 31, 2001, the Company had an investment in a Treasury bill which matures within 3 months and is classified as a trading security.

3. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 12.5% of aggregate indebtedness, as defined, for the twelve months after commencing business as a broker-dealer. At December 31, 2001, the Company had net capital of $1,015,055, which was $765,055 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was .1 to 1.

4. INCOME TAXES

As of December 31, 2001, the Company had deferred tax assets of $326,812, primarily due to net operating loss carryforwards. A valuation allowance of $103,512 was established at December 31, 2001, related to the state and local operating loss carryforwards. The valuation allowance was established due to the uncertainty related to the utilization of the state and local operating loss carryforwards in future years.

5. RELATED-PARTY TRANSACTIONS

The Company operates under an internal policy whereby the Parent contributes capital, using as a guideline, the Company's monthly operating expenses. It is the Parent's intention to continue this arrangement for at least the next 12 months.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2001, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts.

6. EMPLOYEE BENEFIT PLANS

The Company participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Bank's U.S. employees.

The Company also participates in the Parent's defined contribution, sheltered savings plan that covers substantially all employees who have completed one year of service. The Company's contribution is 50% of each participant's contribution but is limited to 3% of base compensation. Participants may elect to contribute up to 15% of their base salary, subject to Internal Revenue Service limitations.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Securities owned are stated at fair value based on quoted market prices. The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 8, 2002

Leumi Investment Services Inc.
562 Fifth Avenue
New York, NY 10036-4802

In planning and performing our audit of the financial statements of Leumi Investment Services Inc. (the "Company"), a wholly-owned subsidiary of Bank Leumi USA, for the period August 10, 2000 (Date of Formation) to December 31, 2001 (on which we issued our report dated February 8, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



LEUMI INVESTMENT SERVICES INC.
(a wholly-owned subsidiary of Bank Leumi USA)
(S.E.C. I.D. No. 8-52993)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.